

March 16, 2015

<u>Via E-Mail</u>
Tyler Pearson
Chief Executive Officer
Axiom Corp.
380 Vansickle Rd. Unit 600
St. Catherines, Ontario
Canada, L2S 0B5

      RE: Axiom Corp.
                 Amendment No. 1 to Form 8-K
                 Filed March 11, 2015
                 File No. 333-186078

Dear Mr. Pearson:

       This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that you did not have profitable operations in either of the last two fiscal years. As a result, the September 30, 2014 balance sheet that you provided in this amendment was timely only through the 45th day after the most recent fiscal year-end. Please refer to our Financial Reporting Manual at 1220.2, available online at http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf, and Item 210.8-08 of Regulation S-X. Please promptly amend the current report to correct the deficiency noted above and to add the information required by any other applicable items of Form 8-K.

       If you have any questions regarding these comments, please direct them to Leland Benton at (202)551-3791.

                               Sincerely,

                               /s/ Craig E. Slivka, for

                               Pamela A. Long
                               Assistant Director